Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: May 23, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

The following was posted on AMEC’s intranet (AMECnet) on May 23, 2014:

What will the new combined AMEC + Foster Wheeler business feel like?

How will the new combined business be structured? How will the new structure work in practice? How will we identify opportunities? How will we be executing work? And — will it feel different?

These are some of the questions the members of the ‘Operating Model’ work stream have been asking themselves. And there are already some — not all yet — answers.

This work stream has already met three times in face to face workshops; the last one took place yesterday. This is a significant commitment of time, but there is a lot to discuss and agree on.

As the work stream members come from both AMEC and Foster Wheeler, during the first workshop we had to find out about each other. The AMEC team, consisting of myself, Garry Dryburgh, Simon Naylor, John Pearson, was joined by Gary Nedelka and Roberto Penno from Foster Wheeler for the first one; we welcomed two more participants for the second workshop: Khalid Farid (AMEC) and Jon Nield (Foster Wheeler).

The first workshop felt like a first date; we needed to fully understand how each organisation works and where the commonalities as well as differences are. The discussions were very open and enthusiastic — we agreed on the following principles of the operating mode, which have since been approved by the Integration Steering Committee (ISC):

•                  Supports the delivery of short and long term strategic goals

•                  Unlocks growth and value from the combination

•                  Reflects our customer needs and drives growth through identification and capture of work

•                  Has flexibility to accommodate multimarket operation

•                  Enhances a global execution model and drives workshare

•                  Translates into clear accountabilities and supports effective decision making

•                  Supports a balanced matrix structure of functions, regions and markets

•                  Facilitates a lean and efficient organisation design

•                  Is scalable to allow for organic growth and future merger & acquisition activity

Discussions during the second workshop went into more details, and we started mapping out how the new company would work. This is not only about the company design and its structure but more importantly, it is about how the company will operate and how we want it to feel different. We now have a detailed document which we discussed at length yesterday, at our third workshop. We are absolutely on track against the plan and this document will be presented to the Integration Steering Committee for approval shortly. I should reiterate that for the time being we are only working on integration planning as we cannot lawfully start integrating until completion.

As I said we don’t have all answers yet but we are trying to share as much as we can. To conclude, let me remind you about the message Samir conveyed in his recent integration planning update: the efforts of all work streams, including this one, are geared around the philosophy that this is not about ‘us and them’; rather, we are combining two companies, creating a strong new organisations, that will feel different for both AMEC and Foster Wheeler people.

Will Serle

Sponsor, operating model work stream